

Mail Stop 3720

May 19, 2006

Mr. John S. Rego
Executive Vice President and
Chief Financial Officer
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733

> **Re: Vonage Holdings Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed May 8, 2006**
> **File No. 333-131659**
>
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed May 8, 2006**
> **File No. 0-51497**

Dear Mr. Rego:

We have reviewed your amended filings and your correspondence dated May 19, 2006, and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form S-1

General

1. Your response letter dated May 19, 2006 indicates that you were relying upon the safe harbor provided by Rule 134 to disseminate the blast voice mail to your customers on May 8, 2006. We note that the voicemail did not appear to include the name and address of a person or persons from whom a written prospectus for the offering meeting the requirements of Section 10 may be obtained, as required by Rule 134(b)(2), or otherwise pursuant to Rule 134(c). Please revise your proposed disclosure to address this omission.

Also revise the proposed disclosure to explain that the first page of the directed share program website (from which a reader could access a detailed FAQ section) did not contain an active hyperlink directly to the prospectus; therefore, the website may be viewed as not having been preceded or accompanied by a prospectus as required under the Securities Act. In addition, insisting that directed share participants acknowledge selected risks of the offering and that they have read the prospectus before they can participate is impermissible under the federal securities laws. Tell us how the underwriters plan to advise any participant who signed up to participate before the improper waivers were removed from the website about the removal of these conditions for their participation in the directed share program.

Please amend your registration statement in response to this comment and those contained in our letter dated May 18, 2006. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389 or me, at (202) 551-3810, with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: James S. Scott, Sr., Esq.
        Shearman & Sterling LLP
        Fax: (646) 848-7702